CENTRAL GOLDTRUST

55 Broad Leaf Crescent, Ancaster, Ontario, Canada L9G 3P2

November 10, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Real Estate & Commodities

100 F Street N.E.

Washington, D.C. 20549

Attention: Jennifer Monick, Assistant Chief Accountant

Re:	Central GoldTrust Form 40-F for the Year Ended December 31, 2014 Filed February 11, 2015 File No. 1-32934

Dear Ms. Monick:

On behalf of Central GoldTrust (the “Trust”), and pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, we transmit for your review our response to the Staff’s letter of comments, dated October 8, 2015, in respect of the above noted filing. In this letter, the comment of the Staff is set forth in italicized, bold type and is followed by the Trusts’s response.

Form 40-F for the year ended December 31, 2014

Exhibit 99.2

1.	We note your response to our prior comment one. Please revise future periodic filings to disclose that your units are redeemable for cash.

The Trust has reviewed the Staff’s comment and confirms that the Trust will revise its disclosure in future periodic filings accordingly.

Yours truly,

/s/ J.C. Stefan Spicer

J.C. Stefan Spicer

President and CEO

cc:	C. Barry (Dorsey & Whitney LLP)

M. Mahoney (Dentons Canada LLP)